Exhibit 99.1

SMART Technologies Announces Resignation of Directors and Resulting

Change in Share Structure

•	Chairman David Martin and Director Nancy Knowlton resign Board seats

•	Robert Hagerty appointed Acting Chairman of the Board

•	All multiple vote Class B Shares convert to single vote Class A Subordinate Voting Shares

•	SMART to announce its fourth quarter and fiscal 2014 results on May 15, 2014

CALGARY, Alberta – April 21, 2014 – SMART Technologies Inc. (the “Company”) (NASDAQ:SMT) (TSX:SMA), a leading provider of collaboration solutions, announced today that Mr. David Martin, Chairman of the Board, and Ms. Nancy Knowlton, have resigned from SMART Technologies Inc.’s Board of Directors, effective April 17, 2014.

Mr. Robert Hagerty has been appointed by the Board of Directors as Acting Chairman of the Board, effective immediately. Mr. Hagerty has been on the Board of the Company since July 2010, and has been the Lead Independent Director since June 2011.

In accordance with the provisions of the Company’s articles and share provisions, all of the issued and outstanding Class B shares of the Company have automatically converted into single vote Class A Subordinate Voting Shares, such conversion being effective commensurate with the resignations of Mr. Martin and Ms. Knowlton. The Company no longer has any issued and outstanding Class B shares that carry multiple voting privileges and no further Class B shares are permitted to be issued by the Company. On April 17, 2014, there were 79,464,195 Class B shares outstanding and such shares have now converted into 79,464,195 Class A Subordinate Voting Shares, representing 65.6% of the outstanding Class A Subordinate Voting Shares. After accounting for this conversion the breakdown of Class A Subordinate Voting Shares is as follows: Mr. Martin and Ms. Knowlton own 23.5%, entities related to and funds advised by Apax Partners hold 31.1%, Intel Corporation holds 14.4% and the remaining 31.0% of shares are widely held.

“David and Nancy founded SMART Technologies over twenty-five years ago. Over that time, they grew it from a small start-up into a company that has truly changed the way the world works and learns. I want to thank David and Nancy for their many years of unparalleled service to the Company,” said Mr. Hagerty, Acting Chairman of the Board.

Over the last year, the company has been successfully executing against its strategic plan and continues to make positive progress. The Company will be reporting its year-end results for fiscal 2014 on May 15, 2014 and President and CEO Neil Gaydon will be providing additional detail on the Company’s strategic plan at that time.

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About SMART Technologies

SMART Technologies Inc. is a leading provider of technology solutions that enable inspired collaboration in schools and workplaces around the world by turning group work into a highly interactive, engaging and productive experience. SMART delivers integrated solutions of hardware, software and services designed for superior performance and ease of use, and remains a world leader in interactive displays.

Reader’s advisory

Certain information contained in this press release may constitute forward-looking information or statements. In particular and without limitation, this press release contains forward-looking statements pertaining to the appointment of a permanent Chairman of the Board and the anticipated timing of the announcement of FY14 financial results. By their very nature, forward-looking information and statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking information and statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to vary materially from the forward-looking information or statements. We do not assume responsibility for the accuracy and completeness of the forward-looking information or statements. Any forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement.

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For more information, please contact:

Investor Contact

Ken Wetherell

Investor Relations Manager

SMART Technologies Inc.

Bus: +1.403.407.4233

Cell: +1.403.608.5876

KenWetherell@smarttech.com

Public Relations Contact

Leslie Dance

Vice President, Marketing

SMART Technologies Inc.

Bus: +1.403.407.4501

Cell: +1.403.561.1571

LeslieDance@smarttech.com

smarttech.com

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Please note that SMART is written in all capital letters.